3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

RECEIVED
2008 JUN 25 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 26 2008
THOMSON REUTERS

[redacted]

08003406

Our Ref: GSD/TCHL/4885
12th June 2008

BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

dlw 6/25

File No. 82-3528

Annex A to Letter to the SEC
dated 12th June 2008
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993:

Description of Document

Title : Notification of Meeting of the Board of Directors at which :

(i) payment of final dividend is to be considered; and
(ii) an announcement in respect of the final results for the year ended 31st March 2008 to be approved for publication

Date : 12th June 2008

Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

DATE OF BOARD MEETING

The Board of Directors (the "Board") of Tai Cheung Holdings Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 25th June 2008 at 3:30 p.m. at 20th Floor, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, whereat the Board will, among other matters, approve the release of the final results of the Company and its subsidiaries for the year ended 31st March 2008 and consider the payment of a final dividend.

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 12th June 2008

As at the date of this announcement, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

END